# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934**

Date of Report (Date of Earliest Event Reported):   January 31, 2011 (January 24, 2011)

Prepaid Card Holdings, Inc.

(Exact name of registrant as specified in its charter)

| Nevada | 000-53270 | 76-0222016 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I. R. S. Employer Identification No.) |

| 18500 Von Karman, Suite 530 Irvine, CA | 92612 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Issuer's telephone number, including area code  877-237-6260 x 110

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 4.01.  Change in Registrant's Certifying Accountant**

On January 24, 2011, Prepaid Card Holdings, Inc. (the "Company") engaged M&K CPAs, LLC of Houston, TX as its certified public auditing firm.

On November 12, 2007, we had appointed Gruber & Company LLC as our certified public auditing firm.  However, in January 2010 we learned that Mr. Corso, the accountant who had been conducting the audit in the name of Gruber & Company, did not hold a current accounting license; we were later informed by Gruber & Company that Mr. Corso was incarcerated on unknown charges and was never an employee of Gruber & Company.  Gruber & Co, LLC has stated that they have no association with Mr. Corso, therefore, the December 31, 2008 audited financials should not be relied on and need to be re-audited.

M&K has been engaged to audit our 2008, 2009, and 2010 annual financial statements; to review our 3$^{rd}$ Quarter 2009 and 1$^{st}$, 2$^{nd}$ and 3$^{rd}$ Quarter 2010 quarterly financial statements; and to provide review and auditing services for the Company going forward.

The decision to change accountants was recommended, approved and ratified by the Company's Board of Directors effective January 24, 2011.  Mr. Corso's reports on the financial statements of the Company for the years ended December 31, 2008 and 2007 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles other than the inclusion of an explanatory paragraph discussing the Company's ability to continue as a going concern.

During the years ended December 31, 2008 and 2007, and any subsequent interim periods through the date the Company was informed of Mr. Corso's status, there were no disagreements between Mr. Corso and the Company on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Mr. Corso would have caused Mr. Corso to make reference to the subject matter of the disagreement in connection with its report on the Company's financial statements.

Other than the information as to Mr. Corso's status with Gruber & Company, there have been no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K during the years ended December 31, 2008 and 2007, and any subsequent interim periods through the date the Company was informed of Mr. Corso's status.

As Mr. Corso is unavailable and effectively was not the Company's auditor, the Company has not requested Mr. Corso to respond to any inquiries of any new auditors hired by the Company relating to their engagement as the Company's independent accountant. Furthermore, as Mr. Corso is unavailable and was not the Company's auditor, the Company has not requested that Mr. Corso review the disclosure in this periodic report and was not provided with an opportunity to provide a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respect in which he does not agree with the statements made by the Company herein.

The Company has not previously consulted with M&K regarding either (i) the application of accounting principles to a specific completed or contemplated transaction; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) a reportable event (as provided in Item 304(a)(1)(v) of Regulation S-K) during the years ended December 31, 2008 and December 31, 2007, and any later interim period, including the interim period up to and including the date the Company was informed of Mr. Corso's status (however, the Company did inform M&K of the events contained herein with respect to Mr. Corso). M&K has reviewed the disclosure required by Item 304 (a) before it was filed with the Commission and has been provided an opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made by the Company in response to Item 304 (a). M&K did not furnish a letter to the Commission.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Prepaid Card Holdings, Inc.**
(Registrant)

Dated: January 31, 2011          By:     \s\ Bruce A. Berman
                                 Bruce A. Berman
                                 Chief Executive Officer